EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Earnings:
Earnings before income taxes	$7,383	$6,359	$5,263	$7,849	$6,984
Add back:
Fixed charges	570	642	718	629	533

Total earnings available for fixed charges	$7,953	$7,001	$5,981	$8,478	$7,517

Fixed charges:
Interest, capitalized and expensed	$481	$551	$639	$562	$470
Interest component of rental payments	89	91	79	67	63

Total fixed charges	$570	$642	$718	$629	$533

Ratio of earnings to fixed charges	14.0	10.9	8.3	13.5	14.1

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.